[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 28, 2011

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-172885 & 811-21652)

Dear Sir and Madam:

Thank you for your telephonic comments received on April 20, 2011 regarding the registration statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on March 16, 2011 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus Cover Page

Comment 1	Add disclosure to the cover page of the Prospectus that distributions paid to shareholders may include return of capital distributions.

Response 1	The Fund has added the requested disclosure.

Comment 2
As option premiums received by the fund constitute short-term gains taxed at ordinary income rates, revise disclosure to state that “To seek to generate current income, the Fund may employ an option strategy…”

Response 2	The Fund has revised the disclosure as requested.

Prospectus Summary

Comment 3
Under the heading “Investment Objective and Policies” add disclosure to the first paragraph that a portion of the Fund’s distributions may constitute return of capital, which is included for purposes of the Fund’s objective of “total return.”

Securities and Exchange Commission
April 28, 2011

Response 3	The Fund has added the requested disclosure.

Comment 4	The Fund’s 80% test refers to “MLP entities.” Include a definition of this term.

Comment 4	The Fund notes that the term “MLP entities” is defined under the heading “Investment Objective and Policies” to include MLPs and MLP Affiliates.

Comment 5
To the extent that MLP Affiliates are included for purposes of the Fund’s 80% test, please explain supplementally and add disclosure regarding why such investments are appropriate under Rule 35d-1.  Include appropriate risk disclosure regarding such investments.

Comment 5
MLP Affiliates are included within the Fund’s 80% test, as they fall within the definition of MLP entities.  Pursuant to a prior staff comment, the Fund focused the definition of MLP Affiliates to include affiliates of MLPs that hold primarily units of an MLP.  The Fund believes that it is appropriate to include MLP Affiliates for purposes of the Fund’s 80% test.  As affiliated entities whose assets consist primarily of units of an MLP, the Fund believes that such affiliated entities provide exposure to the MLP asset class generally.  Typical entities in which the Fund may invest that would be classified as an MLP Affiliate would be an issuer of I-Shares or an entity that acts as the general partner of an MLP.

The Fund respectfully submits that in this respect, the Fund’s investment policies are substantially similar to those of its peer funds.  Nearly all other funds with MLP in their name, including each of the most recently launched closed-end MLP funds, include MLP Affiliates within their 80% test.  See e.g. Nuveen Energy MLP Total Return Fund (File No. 333-169775) (“the Fund will invest at least 80% of its Managed Assets in MLPs in the energy sector. The Fund considers investments in MLPs to include investments that offer economic exposure to publicly traded and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs and debt securities of MLPs); Tortoise MLP Fund (File No. 333-166278) (“Under normal circumstances, we will invest at least 80% of our total assets in equity securities of MLPs… For purposes of these policies, we consider investments in MLPs to include investments in affiliates of MLPs.”); ClearBridge Energy MLP Fund Inc. (File No. 333-166021) (“Under normal market conditions, the Fund will invest at least 80% of its Managed Assets in securities of MLPs in the energy sector. For purposes of the 80% policy, the Fund considers investments in MLPs to include investments that offer economic exposure to public and private MLPs in the form of equity securities of MLPs, securities of entities holding primarily general partner or managing member interests in MLPs, securities that are derivatives of interests in MLPs, including I-Shares, and debt

Securities and Exchange Commission
April 28, 2011

securities of MLPs.”) Were the Fund to be precluded from investing in MLP Affiliates, the Fund may be disadvantaged relative to its peers.

Rule 35d-1 was adopted to “address certain investment company names that are likely to mislead an investor about a company's investment emphasis” (Release No. IC-24828).  Because nearly all MLP funds include MLP Affiliates within their 80% test, the Fund believes that shareholders are unlikely to be misled by the Fund’s name and policies.  Instead, the general consistency of investment policies among the various MLP funds demonstrates a market consensus and investor expectation that MLP Affiliates, although not master limited partnerships for tax purposes, are part of the MLP asset class and therefore are an appropriate investment for funds that seek to invest primarily in that asset class.

The Fund has added additional disclosure regarding risks associated with investments in securities of MLP Affiliates.

Comment 6	Add disclosure regarding the maximum percentage of the Fund’s assets that may be invested in Strategic Transactions. Also include corresponding risk disclosure as appropriate.

Comment 6	The Fund has added the requested disclosure in the body of the Prospectus under the heading “The Fund’s Investments—Certain Other Investment Practices—Strategic Transactions and Derivatives.”

Summary of Fund Expenses

Comment 7	Confirm supplementally that the operating expenses of the Fund have not materially increased since November 30, 2010.

Response 7	The Fund hereby confirms that the operating expenses of the Fund have not materially increased since November 30, 2010.

Comment 8
Explain supplementally at what time the Fund would reimburse the Adviser for offering expenses of the Fund incurred by the Adviser on behalf of the Fund.  Explain supplementally the accounting treatment of such reimbursements.

Response 8
The Fund would reimburse the Adviser for offering expenses of the Fund incurred by the Adviser on behalf of the Fund upon the sale of common shares pursuant to an offering under the shelf registration statement.  Such amounts are booked to paid-in capital upon the sale of the common shares.  The Adviser is reimbursed by the Fund upon the receipt of invoices associated with the expenses to be reimbursed by the Fund, which occurs over the next several months following the sale of the common shares.  An offering costs liability is booked upon the sale of the shares and is relieved

Securities and Exchange Commission
April 28, 2011

as the invoices associated with such costs are received and the Adviser is reimbursed by the Fund.

Comment 9	Confirm supplementally that the Adviser would not have the right to recoup any fees waived pursuant to the fee waiver disclosed in footnote 6 to the expense table.

Response 9	The Fund hereby confirms that the Adviser may not recoup any fees waived pursuant to the fee waiver disclosed in footnote 6 to the expense table.

The Fund’s Investments

Comment 10	Consider whether additional disclosure regarding I Shares, including with respect to the risks of investing in I Shares, is necessary

Response 10	The Fund has added additional disclosure regarding the risks of investing in I Shares.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman